UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’

MEETING

The shareholders of Sendas Distribuidora S.A. (“Company” and “Shareholders”, respectively) are called to attend the Annual and Extraordinary Shareholders’ Meeting (“AGOE”), to be held exclusively digitally on April 26, 2024, at 11 a.m., pursuant to Article 5, §2, Item I and Article 28, §§2 and 3 of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), through the Ten Meetings Digital Platform (“Digital Platform”). Considering the publication of the Call Notice on March 26, 2024 in the newspaper “O Estado de S. Paulo”, page B31, with simultaneous publication of the aforementioned document on the website of that same newspaper, the Company is promoting the re-ratification of the call for the AGOE, in order to adjust the wording of items (I) and (II) of the Agenda at the Annual General Meeting, so that the items on the Agenda, re-ratified, will have the following wordings:

At the Extraordinary Shareholders’ Meeting:

I.	Approval of the Company's Long-Term Incentive Plan via the Granting of the Right to Receive Company Shares; and
II.	Approval (A) of the Executive Partner Program; and (B) of the global limit of a complementary nature of the remuneration of the Company's managers for fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing the expenses related to the Executive Partner Program.

At the Annual Shareholders’ Meeting:

I.	Examination, discussion and voting on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Directors' Accounts, the Independent Auditors' Report and Opinion, the Audit Board's Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2023;
II.	Allocation of net profit for the fiscal year ending December 31, 2023;
III.	Ratification of the election of Mr. Enéas Cesar Pestana Neto as an independent member of the Company's Board of Directors; and
IV.	Setting the overall annual limit for the remuneration of the Company's managers for the fiscal year ending December 31, 2024.

General Information

The Company will admit Shareholders' participation through:

• vote via electronic system, during the AGOE; or

• sending a Remote Voting Instrument (“RVI”) which is available on the Company’s Investor Relations website (https://ri.assai.com.br) and on the websites of the Securities and Exchange Commission (“CVM” ) (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and may be forwarded through their respective custody agents (if they provide this type of service), from BTG Pactual Serviços Financeiros S.A. DTVM, which is the Company's bookkeeping agent (“Bookkeeping Agent”), or directly to the Company by email, as indicated below.

Attending the AGOE through the Digital Platform:

Shareholders who wish to participate in the AGOE through the Digital Platform, in accordance with the procedures described in the Management Proposal and Participation Manual, dated April 26, 2024, for the AGOE by the Company (“Management Proposal and Participation Manual”), must access the address: https://assembleia.ten.com.br/575628392, until April 24, 2024, according to the deadline set out in article 6, §3, of CVM Resolution No. 81, complete their enrollment and attach copies of the following documents:

Documents	Private Individual	Legal Entity	Investment Fund
Proof of ownership of your shares issued by a central depository or by the bookkeeping agent	X	X	X
CPF and identity document with photo of the shareholder or their legal representative (1)	X	X	X
Consolidated and updated Articles of Incorporation or Bylaws (2)		X	X
Adequate document proving the granting of powers, including representation, if applicable (3)	X	X	X
Consolidated and updated fund regulations			X

(1) Accepted identity documents: RG, RNE or RNM, CNH, passport and officially recognized professional registration card;

(2) For investment funds, documents from the manager and/or administrator, subject to the fund's voting policy and corporate documents that prove the powers of representation.

(3) In the case of representation by attorney-in-law.

After the review of the documents by the Company, the Shareholder will receive an e-mail at the electronic address used for the registration with confirmation of the approval or justified rejection of the registration made and, if applicable, with guidelines on how to regularize the registration on the Digital Platform. Once the registration is approved, the functionality to include voting guidance will also be enabled, which can be done up to 2 (two) hours before the AGOE takes place, that is, until 9 am on April 26, 2024.

Guidelines on accessing the Digital Platform will be sent in due course to each Shareholder or attorney-in-fact along with confirmation of individual registration for access to the Digital Platform.

In case of approval of participation registration, in order to accelerate the work of the AGOE, the Company requests Shareholders who are going to participate in the AGOE through the Digital Platform (and who have not sent the Remote Voting Form) to also register in advance your voting orientation on the Digital Platform. We emphasize that the registration of voting instructions does not exempt the Shareholder from participating virtually in the Meeting so that their votes can be duly considered.

Attending the AGOE through Remote Voting Instrument (“RVI”):

Pursuant to CVM Resolution 81, Shareholders who are interested in exercising their voting rights through RVI must: (a) complete the RVIs, in accordance with the filling guidelines contained therein; and (b) send them (i) directly to the Company; or (ii) the Bookkeeping Agent; or (iii) to its respective custody agent (if it provides this type of service), until April 19, 2024 (7 (seven) days before the date of the AGOE), in consonance with the instructions contained in the Proposal of Administration and Participation Manual.

RVIs received after April 19, 2024, will not be considered.

They remain available to Shareholders, at the Company's headquarters, on the Company's Investor Relations website (www.ri.assai.com.br), the Securities and Exchange Commission (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), all documents pertinent to the matters that will be deliberated at the AGOE now called, including the Management Proposal and Participation Manual and the respective RVIs.

Detailed information on the Shareholder's participation directly, through their legal representative or duly appointed proxy, as well as the rules and procedures for participation and/or remote voting at the AGOE, including guidelines for sending RVIs, guidelines on access to the Digital Platform and rules of conduct to be adopted at the AGOE, is described in the Management Proposal and Participation Manual.

Rio de Janeiro, March 26, 2024.

Oscar de Paula Bernardes Neto

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.